Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a description of the common stock of FinWise Bancorp is a summary and is not complete. This description is subject to and qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation (our “Articles”) and our Amended and Restated By-Laws (our “Bylaws”), together with the amendments to each of them, all of which are exhibits to our Annual Report on Form 10-K, and to the provisions of the Utah Revised Business Corporation Act, as amended (the “BCA”). We encourage you to read such documents and the applicable provisions of the BCA for additional information.

General

We are incorporated in the state of Utah. The rights of our shareholders are generally covered by Utah law and our Articles and Bylaws. The terms of our capital stock are therefore subject to Utah law, including the BCA and the common and constitutional law of Utah.

Our Articles authorize us to issue up to 44,000,000 shares of capital stock, consisting of (i) 40,000,000 shares of common stock, par value $0.001 per share, and (ii) 4,000,000 shares of Preferred Stock, par value $0.001 per share. The authorized but unissued shares of our capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. Fully paid shares of capital stock, regardless of class or series, are not liable for any call rights and are nonassessable.

Common Stock

Voting. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law. The members of our board of directors are elected by a plurality of the votes cast. Our Articles do not authorize cumulative voting. Unless expressly authorized by the articles of incorporation, Utah law prohibits cumulative voting.

Dividends and Other Distributions. Subject to certain regulatory restrictions discussed in our Annual Report on Form 10-K, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock.

The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies such as the Company. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. Our ability to pay dividends and make other distributions to our shareholders depends in part upon the receipt of dividends from the Bank and is limited by federal law. The Bank is a legal entity separate and distinct from the Company. As a depository institution, the deposits of the Bank are insured by the FDIC, which is the Bank’s primary federal regulator. Under certain circumstances the FDIC may determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. The Federal Deposit Insurance Act, or the FDIA, and the FDIC regulations generally allow a bank to pay dividends on common stock only out of net income for the calendar year to date and retained earnings from the prior two calendar years. Additionally, the FDIA generally prohibits an insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized.

Preemptive Rights. Under Utah law, shareholders do not have a preemptive right to acquire a corporation’s unissued shares except to the extent the articles of incorporation provide such a right. The Company’s Articles do not grant preemptive rights to its shareholders.

Restrictions on Ownership. The BHC Act generally permits a company to acquire control of the Company with the prior approval of the Federal Reserve Board. However, any such company is restricted to banking activities, other activities closely related to the banking business as determined by the Federal Reserve Board and, for some companies, certain other financial activities. The BHC Act defines control in general as ownership of 25% or more of any class of voting securities, the authority to appoint a majority of the board of directors or other exercise of a controlling influence. Federal Reserve Board regulations provide that ownership of 5% or less of a class of voting securities is not control. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as the Company following the offering, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Preferred Stock

Our Articles authorize, and Utah corporate law permits, our board of directors to create and designate one or more series of preferred stock having such preferences, dividends, voting rights, the relative participating, option or other special rights, if any, of the series, and any qualifications, limitations or restrictions applicable to such rights and other provisions as the board of directors determines in its discretion. Creation and designation of a series of preferred stock can be done without shareholder approval. Any amendment of the Articles, however, must be approved by the Utah Department of Financial Institutions. Creation of a series of preferred stock will require the Articles to be amended and thus requires the approval of the Utah Department of Financial Institutions. The Articles authorize the directors to create one or more classes of preferred stock and to issue up to 4,000,000 shares of preferred stock without shareholder approval.

Amendment of the Articles

Pursuant to Section 16-10a-1003 of the Utah Revised Business Corporation Act, unless a different voting standard is required by the articles of incorporation or the board of directors conditions the submission of a proposed amendment to the shareholders, a majority of the votes entitled to be cast is required for shareholder approval of an amendment to the articles of incorporation. Section 7.5 of our Articles requires the affirmative vote of the holders of not less than 80% of the outstanding shares entitled to vote in an election of directors to amend, alter, change or repeal the provisions in our Articles relating to the limitation on business combination between us and interested shareholders.

Business Combinations

Our Articles include provisions regarding “business combinations” between corporations organized under the laws of the state of Utah and “interested shareholders.” Our Articles contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the interested shareholder became a shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board approved the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock (other than certain excluded shares) outstanding at the time the transaction commenced;

•
on or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder is the owner of 15% or more of the outstanding voting stock of the Company at the time of the consummation of this offering.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is defined as any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Removal of Directors

Our Articles provide that our directors may be removed only for cause and only upon the affirmative vote of at least 66.66% of the outstanding shares of our capital stock entitled to vote for directors. These provisions may discourage, delay or prevent the removal of incumbent directors.

Forum Selection

Our Articles and Bylaws provide that the United States District Court for the District of Utah and any Utah state court sitting in Salt Lake County, Utah are the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim arising pursuant to any provision of the BCA, our Articles or our Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine, unless we consent in writing to the selection of an alternative forum.

This exclusive forum provision in our Articles and Bylaws is intended to apply to claims arising under Utah state law and would not apply to claims brought pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. The exclusive forum provision in our Articles and Bylaws will not relieve us of any of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Certain Provisions Potentially Having an Anti-Takeover Effect

Several provisions of our Articles and Bylaws, which are summarized herein, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. For example, our Articles and Bylaws contain provisions for, among other things, the restriction on business combinations with interested shareholders as discussed above and other provisions such as the staggered election of directors to serve for three-year terms, which may have the effect of discouraging a merger proposal, a take-over attempt or other efforts to gain control of us. The accelerated vesting of options and other incentive compensation in the event of a change of control may also have the effect of discouraging a merger proposal, a take-over attempt or other efforts to gain control of us. Such anti-takeover provisions, could discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our Articles and our Bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days before the first anniversary of the preceding year’s annual meeting of shareholders. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Transfer Agent and Registrar

Broadridge Financial Solutions, Inc. serves as our transfer agent and registrar.

Listing

Our common stock on the NASDAQ Stock Market LLC under the symbol “FINW.”